Post-Effective Amendment No. 22 to
                                                           SEC File No.  70-7727


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07960

                  GPU INTERNATIONAL, INC. ("GPU International")
                               One Upper Pond Road
                          Parsippany, New Jersey 07054

             (Name of companies filing this statement and addresses
                         of principal executive offices)

                                    GPU, INC.

                     (Name of top registered holding company
                            parent of the applicants)



T. G. Howson,                               Douglas E.  Davidson, Esq.
Vice President and Treasurer                Thelen Reid & Priest LLP
M. J. Connolly,                             40 West 57th Street
Vice President - Legal                      New York, New York 10019
S. L. Guibord, Secretary
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey 07960


                           W. Edwin Ogden, Esq.
                           Ryan, Russell, Ogden & Seltzer LLP
                           1100 Berkshire Boulevard
                           P.O. Box 6219
                           Reading, Pennsylvania  19601-0219

                   (Names and addresses of agents for service)


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         GPU  and  GPU  International   hereby   post-effectively   amend  their
application on Form U-1, docketed in SEC File No. 70-7727, as heretofore amended, as follows.

         A. By orders dated December 22, 1997 (HCAR No. 26802), November 16, 1995 (HCAR No. 26409), June 14, 1995 (HCAR No. 26307), December 28, 1994 (HCAR
No.  26205),  September  12,  1994 (HCAR No.  26123) and June 26, 1990 (HCAR No.
25108) in SEC File No. 70-7727 (collectively, the "Orders"), the Commission, among other things, authorized GPU International to engage in preliminary project development and administrative activities ("Project Activities") in connection with its investment in (i) qualifying facilities ("QFs"), as defined in the Public Utility Regulatory Policies Act of 1978, as amended; (ii) exempt wholesale generators (EWGs"), as defined in Section 32 of the Act; and (iii) foreign utility companies ("FUCOs"), as defined in Section 33 of the Act.

         B. The Orders also authorized GPU from time to time through December 31, 2000 to, among other things, (i) enter into Guarantees(1) to secure or support GPU International's agreement with any person (including, without limitation, project lenders) in connection with Project Activities and the acquisition of ownership or participation interests in QF, EWG or FUCO projects, including guarantees of any security or other obligation of GPU International or a subsidiary of GPU International ("GPUI Subsidiary"), provided the issuance and sale of any such security is exempt from the requirement of prior Commission approval under Section 6(a) of the Act under Rule 52, or has been otherwise authorized by the Commission; (ii) guarantee the securities or other obligations of EWGs and FUCOs; and (iii) assume liabilities of EWGs and FUCOs. The aggregate amount of outstanding face or principal amount of Guarantee obligations and liabilities assumed will not exceed $500 million. In addition, the Orders authorized GPU International from time to time through December 31, 2000 to enter into Guarantees, and to assume the liabilities of EWGs and FUCOs, in an aggregate amount of up to $150 million and authorized any GPU Subsidiary which is not an EWG or a FUCO to guarantee the securities or other obligations of their direct or indirect subsidiaries from time to time through December 31, 2000 in an aggregate amount not to exceed, together with the aggregate amount of GPU International guarantees outstanding, $150 million.

         C. Applicants now request that the authority granted by the Orders be extended until June 30, 2004. In all other respects, the transactions heretofore authorized by the Commission in this docket would remain unchanged.

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1  "Guarantees"  include  guarantees,  support  instruments  and bank letters of
credit   reimbursement   agreements   or  similar   financial   instruments   or
undertakings.

         D.           Rule 54 Analysis.
                  (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At June 30, 2000, GPU's average consolidated retained earnings was approximately $2.4 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $1.8 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $614 million in FUCOs and EWGs as of June 30, 2000.

                           (i) GPU  maintains  books  and  records  to  identify
                  investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                              (A) For each United States EWG in which GPU directly or indirectly holds an interest:

                                        (1) the books and  records  for such EWG
                              will be kept in conformity with United States generally accepted accounting principles ("GAAP");

                                        (2)  the  financial  statements  will be
                              prepared in accordance with GAAP; and

                                        (3)  GPU   directly   or   through   its
                              subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                              (B) For each FUCO or foreign EWG which is a majority owned subsidiary of GPU:

                                        (1)  the  books  and  records  for  such
                              subsidiary will be kept in accordance with GAAP;

                                        (2) the  financial  statements  for such
                              subsidiary will be prepared in accordance with GAAP; and

                                        (3) GPU   directly   or   through   its
                              subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.



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


                              (C) For each FUCO or foreign EWG in which GPU owns
                  50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                                        (1) such  entity to  maintain  books and
                              records in accordance with GAAP;

                                        (2)  the  financial  statements  of such
                              entity to be prepared in accordance with GAAP; and

                                        (3)  access  by the  Commission  to such
                              books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and
                              (a) (2) (iii) (B) of Rule 53.

                           (ii) No more than 2% of GPU's domestic public utility
                  subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                           (iii) Copies of this Application on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(2) In addition, GPU will submit to each such commission copies of any amendments to this Application and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

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2  One of  GPU's  operating  subsidiaries,  the  Pennsylvania  Electric  Company
("Penelec"), is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

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


                           (iv) None of the  provisions of paragraph (b) of Rule
                  53 render paragraph (a) of that Rule unavailable for the proposed transactions.

                              (A) Neither GPU nor any subsidiary of GPU having a
                  book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

                              (B) GPU's average  consolidated  retained earnings
                  for the four most recent quarterly periods (approximately $2.44 billion) represented a decrease of approximately $13.7 million (or approximately .5%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.45 billion). The decrease in retained earnings results primarily from a non-recurring loss of $295 million, after tax, from the sale during the second quarter of 2000 of GPU PowerNet, which provides transmission services in the State of Victoria, Australia.

                              (C) GPU did not incur operating losses from direct
                  or indirect investments in EWGs and FUCOs in 1999 in excess of 5% of GPU's December 31, 1999 consolidated retained earnings.

         As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

         Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

         The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which


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


financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 61.7% debt.

         At June 30, 2000, GPU's common equity and debt represented 31.4% and 68.6%, respectively, of its consolidated capitalization, as set forth in Exhibit H hereto. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(3)

         GPU's consolidated retained earnings grew on average approximately 6.5% per year from 1994 through 1999. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings.

         Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

         Reference is made to Exhibit H which sets forth GPU's consolidated capitalization at June 30, 2000 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

         E. GPU's estimated fees, commissions and expenses in connection with the proposed transactions will be filed by further post-effective amendment.

         F. GPU believes that Sections 6(a), 7, 9(a) 10, 12, 32, and 33 of the Act and Rules 45, 53 and 54 thereunder are applicable to the proposed transactions.

         G. No Federal or State commission, other than your Commission, has jurisdiction with respect to the proposed transactions.

         H. It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than December 1, 2000. It is further requested that (iii) there not be a

-------------------
3 The first mortgage bonds of GPU's operating subsidiaries, Jersey Central Power & Light Company, Metropolitan Edison Company and Penelec are rated A+ by Standard & Poors Corporation, and A2 by Moody's Investors Service, Inc.

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


recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (iv) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (v) there be no waiting period between issuance of the Commission's order and the date on which it is to become effective.

          I. The following  exhibits and financial  statements are filed in
Item 6.

             (a) Exhibits:


                 F-1 - Opinion of Thelen Reid & Priest LLP - To be filed by amendment.

                 F-2 - Opinion of Ryan, Russell, Ogden & Seltzer LLP - To be filed by amendment.

                 H   -  Capitalization and Capitalization  Ratios as at June 30,
                        2000, actual and pro forma - To be filed by amendment.

                 I   -  Proposed form of public notice.

             (b) Financial Statements:
                 1(a)- GPU (corporate) Balance Sheets, actual and pro forma, as of June 30, 2000, Statements of Income and Retained Earnings, actual and pro forma, for the twelve months ended June 30, 2000; pro forma journal entries - To be filed by amendment.

                 1(b)- GPU Consolidated Balance Sheets, actual and pro forma, as of June 30, 2000, Consolidated Statements of Income and Retained Earnings, actual and pro forma, for the twelve months ended June 30, 2000; pro forma journal entries - To be filed by amendment.

                 1(c)- GPU International (Corporate) Balance Sheets, actual and pro forma, as at June 30, 2000 and Statements of Income and Retained Earnings, actual and pro forma for the twelve months ended June 30, 2000; pro forma journal entries - To be filed by amendment.


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


         J. (a) The issuance of an order by your Commission with respect to the transactions contemplated herein is not a major Federal action significantly affecting the quality of the human environment.

         (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the various proposed transactions which are the subject hereof. Reference is made to paragraph G hereof regarding regulatory approvals with respect to the proposed transactions.





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


                                    SIGNATURE

         PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                       GPU, INC.



                                       By:      /s/ T. G. Howson
                                       -----------------------------------------
                                                 T. G. Howson,
                                                 Vice President and Treasurer



                                                 GPU INTERNATIONAL, INC.



                                       By:      /s/ R. P. Lantzy
                                       -----------------------------------------
                                                 R. P. Lantzy
                                                 Senior Vice President and
                                                 Chief Operating Officer



Date: September 19, 2000





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